EXHIBIT 99.1

Ruanyun Announces Preliminary Unaudited First-Half Fiscal 2027 Revenue in the Range of US$9.3 Million to US$9.5 Million

Expected first-half revenue above full-year revenue for each of the past two fiscal years; Formind advances international partnerships across the United States, Malaysia and Saudi Arabia

KUALA LUMPUR, Malaysia, Oct. 02, 2026 (GLOBE NEWSWIRE) -- Ruanyun Edai Technology Inc. (NASDAQ: RYET) (“Ruanyun” or the “Company”) today announced that it expects preliminary unaudited revenue in the range of approximately US$9.3 million to US$9.5 million (RMB63.0 million to RMB64.5 million) for the six months ended September 30, 2026, the first half of its fiscal year ending March 31, 2027. First- half revenue is expected to increase by approximately US$8.9 million to US$9.1 million from approximately US$0.37 million (RMB2.6 million) in the first half of fiscal 2026.

Expected First-Half Highlights

●	Total revenue is expected to be more than double the US$4.11 million (RMB29.6 million) recorded in the first half of fiscal 2025, and above the Company’s reported full-year revenue of US$7.48 million for fiscal 2026 and US$6.69 million for fiscal 2025.

●	Campus services are expected to contribute approximately US$5.0 million to US$5.2 million (RMB34.0 million to RMB35.5 million), or approximately 53% to 56% of revenue. Campus services comprise campus operations and student-life services, including food-service management, merchant settlement and dormitory utilities, provided through the Company’s Smart Campus Services business. The business was launched in September 2025 and accounts for the largest part of the expected increase in revenue. Its revenue follows the academic calendar, with most of it earned in the spring semester months and reduced activity during the July–August university summer break. New projects typically follow an annual cycle, initiated in October, set up in November and taken through government procurement from around December, with services generally commencing during the semester, so campus services revenue varies significantly within the year.

●	Revenue excluding campus services is expected to be approximately US$4.2 million to US$4.4 million (RMB28.5 million to RMB29.5 million), mainly reflecting smart-campus infrastructure project deliveries and content and learning resources.

●	Smart-campus infrastructure revenue, which is separate from the Smart Campus Services business, is expected to be approximately US$2.4 million to US$2.5 million (RMB16.0 million to RMB16.6 million), driven by project deliveries. These include the integrated YeeZo deployment contract announced on September 2, 2026 (contract value approximately RMB5.99 million, inclusive of VAT), which was delivered and accepted by the customer by September 30, 2026. This revenue is project-based and varies from period to period.

●	AI application revenue is expected to be approximately US$0.4 million to US$0.5 million (RMB2.9 million to RMB3.1 million), led by the previously announced Cogni AI and YeeZo applications.

●	Formind international platform: as previously announced, since April 2026, a HanLink pilot with the Center on Chinese Education at Teachers College, Columbia University; the first Formind Global agreement, with City University Malaysia; a Saudi-China collaboration and three-year framework memorandum of understanding with Intersect Holding and Nanchang Institute of Science and Technology; and the launch of the Formind Group website. These initiatives are at an early stage and are not expected to represent a material part of first-half revenue.

“We expect our first-half revenue to exceed our full-year revenue for each of the last two fiscal years, led by our campus services business. Through Formind, we are taking our institutional experience to international partners in the United States, Malaysia and Saudi Arabia.”

— Maggie Fu, Cofounder and Chief Executive Officer, Ruanyun Edai Technology Inc.

About Ruanyun Edai Technology Inc.

Ruanyun Edai Technology Inc. is an AI-driven education technology company focused on intelligent content recognition, automated assessment and next-generation learning systems. The Company has historically developed and provided AI-enabled teaching, learning and assessment solutions, including smart homework, smart examination and digital education services, and since September 2025 has provided campus operations and student-life services through its Smart Campus Services business. The Company is presenting its group businesses under the Formind Group identity as part of its broader strategy to expand AI education, language learning, institutional education support and global technology initiatives.

Additional information about Formind Group is available at www.formind.group. Information on that website is not part of this press release.

Preliminary Unaudited Financial Information

The financial information in this press release is preliminary and unaudited, has been prepared by management based on currently available information, and is subject to completion of the Company’s financial closing procedures for the six months ended September 30, 2026 and review by the Company’s independent registered public accounting firm. The Company’s independent registered public accounting firm has not audited, reviewed, compiled or performed any procedures with respect to this information and does not express an opinion or any other form of assurance on it. Final results may differ materially from the preliminary figures as a result of period-end adjustments, including those relating to revenue recognition, principal-versus-agent assessments, cut-off, consolidation, intercompany eliminations and currency translation. The preliminary figures are based on the Company’s internal management accounts and may differ from the amounts to be reported in its interim financial statements. This update covers revenue only; the Company is not reporting profit, margin, cash flow or balance-sheet information at this time. This information should not be viewed as a substitute for full interim financial statements prepared in accordance with U.S. GAAP. Results for interim periods, including the estimated figures presented, are not necessarily indicative of results for the full fiscal year or any future period.

Basis of presentation. The Company previously disclosed Smart Campus operating revenue for April and May 2026, a management measure that was not prepared in accordance with U.S. GAAP. That measure differs from the revenue presented in this press release and is not directly comparable to it.

Currency translation. The Company reports its results in U.S. dollars. Estimated U.S. dollar amounts for the six months ended September 30, 2026 have been translated from renminbi at an estimated average exchange rate for the period of approximately RMB6.77 to US$1.00. Reported amounts will be translated at the rates used in preparing the Company’s interim financial statements and may differ. Prior-period U.S. dollar amounts are as previously reported.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable securities laws. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and similar expressions.

These statements include, among others, expectations concerning preliminary first-half revenue, campus services and the academic-year project cycle, AI application development and commercialization, the Formind strategy, the pilot project with Teachers College, Columbia University, the agreement with City University Malaysia, the collaboration and memorandum of understanding with Intersect Holding and Nanchang Institute of Science and Technology, and other international opportunities.

Actual outcomes may differ materially because of customer demand, service and partner performance, procurement and acceptance timing, contract execution, funding, related-party arrangements, regulation, data protection and internal controls. The preliminary revenue figures are subject to the matters described under “Preliminary Unaudited Financial Information.”

Forward-looking statements are based on current expectations, estimates, assumptions and projections and involve known and unknown risks and uncertainties that could cause actual results to differ materially.

Forward-looking statements speak only as of the date of this press release. Additional risks are described in the Company’s reports filed with or furnished to the U.S. Securities and Exchange Commission, including its most recent Annual Report on Form 20-F. Readers should not place undue reliance on these statements. The Company undertakes no obligation to update any forward-looking statement except as required by law.

Investor Relations and Corporate Communications

FSR Capital, a FSR Group Company

Email: ir@fsr.group